Filed by Endologix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

October 26, 2015

We are pleased to announce that Endologix® and TriVascular® have agreed to a merger and expect to become a single company focused on aortic disorders in the first quarter of 2016. Until the deal closes however, we will remain separate companies. Endologix and TriVascular will continue to manage their supplier relationships independently until the merger formally closes.

We want to share our excitement about the future and what this merger means for you. Together with TriVascular, Endologix will be uniquely positioned to offer vascular specialists a comprehensive range of AAA devices to confidently treat more patients more effectively.

Specifically, this merger combines two innovation leaders in endovascular AAA, both of which are singularly focused on the aorta and on developing and providing revolutionary aortic treatments. The merger also brings together three unique and complementary technology platforms — AFX®, Ovation®, and Nellix®— that represent broad product offerings and indications in AAA. The breadth of our solutions will enable clinicians to optimize AAA treatment to the individual requirements of each patient. In addition to a comprehensive range of innovative aortic devices, the merger will enable the combined entity to expand our sales and clinical team.

Together, Endologix and TriVascular have a deep pipeline of new technologies and we remain committed to our business model of physician-driven innovation. Through our ongoing partnership with clinicians, we will continue to develop, manufacture and market revolutionary solutions to further advance endovascular treatment of aortic disease. This does not happen without the important collaborative relationships both Trivascular and Endologix enjoy with their respective suppliers of goods and services. We are in this fight against aortic disease together.

Following the close of the deal efforts to engage with the combined supply base will initate to align the collective efforts of our suppliers with the new combined entity. Until then, please contact me or your Endologix Supply Chain contact if you have any questions about the merger. We will keep you advised about our progress and sincerely appreciate the opportunity to work together.

Sincerely,

Todd Abraham

Vice President - Operations, Endologix

Endologix and TriVascular will remain separate operational entities until close of transaction. Until closing, Endologix will not offer TriVascular products.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The transaction referenced in this communication has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION. In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

1. The Nellix EndoVascular Aneurysm Sealing System is CE Marked. It is an investigational device in the United States. CAUTION: Investigational Device. Limited by federal (United States) law to investigational use only.